UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2005

Masisa S.A.
(Exact name of registrant as specified in its charter)

Masisa S.A.
(Translation of Registrant's name into English)

Av. Apoquindo 3650, Piso 10, Las Condes
Santiago, Chile
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

Item 1. News release issued by Masisa S.A. on August 10, 2005:

NEWS RELEASE

For further information contact:
Paul White / Emilio Pellegrini	Melanie Carpenter / Peter Majeski
Investor Relations	i-advize Corporate Communications, Inc.
+56 (2) 707-8707	+1 (212) 406-3692/4
paul.white@masisa.com	masisa@i-advize.com
www.masisa.com

MASISA BOARD OF DIRECTORS CALL EXTRAORDINARY SHAREHOLDERS
MEETING TO PROPOSE US$150 MILLION CAPITAL INCREASE

Santiago, Chile, August 10, 2005 --.MASISA S.A. (“Masisa” or “the Company”) (NYSE: MYS), announced today that at the Company’s Board of Directors meeting held yesterday, the Board agreed to call an extraordinary shareholders meeting to be held on August 29, 2005 to submit for approval a capital increase of US$150 million.

The proceeds of this capital increase would be mainly allocated towards financing a portion of the Company’s future capital expenditure plans, which include the new MDF plant in Chile announced in June 2005.

Masisa will announce the results of the shareholders meeting upon its conclusion.

Forward-Looking Information

This news release may contain forward-looking statements. Forward-looking statements are statements other than statements of historical facts or current condition, and include without limitation management’s current view and estimates of future circumstances, industry conditions and company performance. Some forward-looking statements may be identified by our use of the terms “ may”, “should”, “anticipates”, “believes”, “estimates”, “expects”, “plans”, “intends” and similar expressions. Statements regarding future market share, projected future competitive strength, the implementation of principal operating and financing strategies, the direction of future operations, and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause the actual results of Masisa, and the planned actions of the company, to differ materially from current expectations.

Item 2. The following is a free English translation of a report filed with the Chilean Superintendencia de Valores y Seguros on August 10, 2005:

Ref.:	IMPORTANT EVENT
Masisa S.A. (formerly known as Terranova S.A.)
Listed Company
Chilean Securities Registration No. 825

August 10, 2005

Mr.
Superintendent
Superintendencia de Valores y Seguros

To whom it may concern:

Pursuant to the provisions established in article 9 and paragraph two article 10 of Law N° 18,045 of the Securities Market and in General Rule N° 30 of the Superintendencia de Valores y Seguros, being duly authorized, I hereby inform about an Important Event regarding Masisa S.A., formerly known as Terranova S.A. (the “Company”):

The Company’s Board of Directors, in a meeting held on August 9, 2005, agreed to summon Masisa S.A.’s shareholders to an Extraordinary Meeting to be held on August 29, 2005, to submit for approval a capital increase for an amount of US$ 150,000,000 (one hundred and fifty million US dollars), through a new share issue, which’s main objective is to finance a portion of the Company’s future capital expenditure projects.

Masisa S.A.’s shareholders will be summoned to the Meeting mentioned above, through the proper formalities and within the timings established by law.

Sincerely,

Julio Moura
President
Masisa S.A.

c.c.	Bolsa de Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa de Corredores de Valparaiso

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 11, 2005

Masisa S.A.

By:	/S/ Patricio Reyes
Patricio Reyes General Counsel